

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2011

<u>Via Email</u>
Mr. Gerald Lau
President and Chief Executive Officer
Biopack Environmental Solutions Inc.
Room 1302, 13/F, Enterprise Centre, 4 Hart Avenue,
Tsim Sha Tsui, Kowloon, Hong Kong

> **Re: Biopack Environmental Solutions Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2009**
> **Filed October 12, 2010**
> **File No. 000-29981**

Dear Mr. Lau:

    We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/Tia Jenkins

                                        Tia Jenkins
                                        Senior Assistant Chief Accountant
                                        Office of Beverages, Apparel and
                                        Health Care Services